Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 8, 2006

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This report on Form 6-K contains a press release issued by Statoil ASA on May 8, 2006, entitled "Continued growth and strong returns".

CONTINUED GROWTH AND STRONG RETURNS
    E&P NORWAY
    INTERNATIONAL E&P
    NATURAL GAS
    MANUFACTURING & MARKETING
    LIQUIDITY AND CAPITAL RESOURCES
    USE AND RECONCILIATION OF NON-GAAP FINANCIAL MATTERS
    FORWARD LOOKING STATEMENTS

Quarterly financial statements:
    CONSOLIDATED STATEMENTS OF INCOME - USGAAP
    CONSOLIDATED BALANCE SHEETS - USGAAP
    CONSOLIDATED STATEMENTS OF CASH FLOWS - USGAAP

    Notes to financial statement:
        1. ORGANIZATION AND BASIS OF PRESENTATION
        2. SHAREHOLDERS' EQUITY
        3. SEGMENTS
        4. INVENTORIES
        5. EMPLOYEE RETIREMENT PLANS
        6. FINANCIAL ITEMS
        7. COMMITMENTS AND CONTINGENT LIABILITIES
        8. SUBSEQUENT EVENTS AND SIGNIFICANT BUSINESS DEVELOPMENTS
        9. RECONCILIATION BETWEEN USGAAP AND NGAAP
        HSE ACCOUNTING

SIGNATURES

Press release:
    RECORD EARNINGS AND PRODUCTION

GROUP BALANCE SHEET

CONTINUED GROWTH AND STRONG RETURNS

Statoil's first quarter 2006, operating and financial review

Statoil's net income in the first quarter of 2006 amounted to NOK 10.3 billion, compared to NOK 6.8 billion in the first quarter of 2005. This is the group's best quarterly result ever.

"A high level of production and strong oil and gas prices have contributed to this strong quarterly result," says chief executive Helge Lund.
He is pleased that the group is continuing to show solid growth in production:

”Production in the first quarter totalled 1,237,000 barrels of oil equivalent per day, an increase of four per cent compared with the first quarter of 2005. This is in spite of the fact that we in this quarter for the first time have seen a noticeable reduction in entitlement production from our international fields under production sharing agreements due to the high oil and gas prices,” says Mr Lund.

The 52 per cent increase in net income from the first quarter of 2005 to the first quarter of 2006 was mainly due to:

  A 39 per cent increase in the average realised oil price measured in NOK
  A 53 per cent increase in natural gas prices measured in NOK
  A 4 percent increase in lifted volumes of oil and gas

"In this quarter, we have achieved encouraging results on the Norwegian continental shelf," says Mr Lund. "We were awarded five licences in attractive exploration acreage in the 19th offshore licensing round. In February, we could announce that recoverable reserves in the Kvitebørn field in the North Sea were increased by 50 per cent compared to the field's Plan for development and operation (PDO). In addition, we have made new discoveries. We have also increased our interest in the Luva find and thereby strengthened our strategic position as an operator in the Norwegian Sea.

"At the same time, our international business is set to have record-high exploration activity. In the first quarter, we strengthened our position in the Gulf of Mexico through agreements to participate in three new exploration licences."

Strong return on average capital employed after tax
Return on average capital employed after tax (ROACE) (1) for the 12 months ended 31 March 2006 was 29.5 per cent, compared to 24.6 per cent for the 12 months ended 31 March 2005. This increase was mainly due to higher oil and gas prices and continued production growth. Normalised ROACE (2) for the 12 months ended 31 March 2006 was 10.7 per cent, compared to 12.4 per cent for the corresponding period in 2005. The reason for the change in normalised ROACE was mainly increased investments. ROACE and normalised ROACE are defined as non-GAAP financial measures (3).

Earnings per share up
In the first quarter of 2006, earnings per share were NOK 4.74 (USD 0.72) compared to NOK 3.13 (USD 0.49) in the first quarter of 2005.

Increased income before financial items, income taxes and minority interest
Income before financial items, income taxes and minority interest in the first quarter of 2006 was NOK 31.0 billion compared to NOK 21.5 billion in the first quarter of 2005. The increase was mainly due to a 39 per cent increase in the average oil price and a 53 per cent increase in gas prices measured in NOK, a 4 per cent increase in oil and gas liftings, and an increase in other income of NOK 0.5 billion, mainly due to proceeds from sales of assets. The increase in income before financial items, income taxes and minority interest was partly offset by increased expenses, mainly related to higher activity.

US GAAP income		First quarter			Full year
statement	2006	2005		2006	2005
(in millions)	NOK	NOK	Change	USD*	NOK

Sales	108,397	82,648	31%	16,559	384,653
Equity in net income of affiliates	87	436	(80%)	13	1,090
Other income	533	38	1,303%	81	1,668

Total revenues	109,017	83,122	31%	16,654	387,411

Cost of goods sold	61,142	48,008	27%	9,340	230,721
Operating expenses	8,318	7,197	16%	1,271	30,243
Selling, general and administrative expenses	2,123	1,434	48%	324	7,189
Depreciation, depletion and amortisation	5,391	4,471	21%	824	20,962
Exploration expenses	1,066	524	103%	163	3,253

Total expenses before financial items	78,040	61,634	27%	11,922	292,368

Income before financial items, income taxes and minority interest	30,977	21,488	44%	4,732	95,043

Net financial items	1,633	(1,731)	194%	249	(3,512)

Income before income taxes and minority interest	32,610	19,757	65%	4,982	91,531

Income taxes	(22,213)	(12,834)	73%	(3,393)	(60,036)
Minority interest	(134)	(150)	(11%)	(20)	(765)

Net income	10,263	6,773	52%	1,568	30,730

		First quarter			Full year
Income before financial items, income taxes and minority	2006	2005		2006	2005
interest for the segments (in millions)	NOK	NOK	Change	USD*	NOK

E&P Norway	23,250	16,472	41%	3,552	74,132
International E&P	3,518	1,627	116%	537	8,364
Natural Gas	3,355	1,555	116%	513	5,901
Manufacturing & Marketing	1,227	1,937	(37%)	187	7,593
Other	(373)	(103)	(262%)	(57)	(947)

Income before financial items, income taxes and minority interest	30,977	21,488	44%	4,732	95,043

Financial data

		First quarter			Full year
	2006	2005		2006	2005
	NOK	NOK	Change	USD*	NOK

Weighted average number of ordinary shares outstanding	2,165,317,480	2,166,032,462			2,165,740,054
Earnings per share	4.74	3.13	52%	0.72	14.19
ROACE (last 12 months) [1]	29.5%	24.6%			27.6%
ROACE (last 12 months normalised) [2]	10.7%	12.4%			11.7%
Cash flows provided by operating activities (billion)	18.4	18.5	0%	2.8	56.3
Gross investments (billion)	9.6	6.8	41%	1.5	46.2
Net debt to capital employed ratio	6.2%	14.8%			15.1%

* Solely for the convenience of the reader, the figures for the first quarter of 2006 have been translated into US dollars at the rate of NOK 6.5460 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on 31 March 2006.

Operational data

		First quarter			Full year
	2006	2005	Change		2005

Average oil price (USD/bbl)	60.9	46.6	31%		53.6
NOK/USD average daily exchange rate	6.67	6.28	6%		6.45
Average oil price (NOK/bbl) [4]	406	293	39%		345
Gas prices (NOK/scm)	2.02	1.32	53%		1.45
Refining margin, FCC (USD/boe) [5]	5.8	5.0	16%		7.9
Total oil and gas production (1,000 boe/day) [6]	1,237	1,189	4%		1,169
Total oil and gas liftings (1,000 boe/day) [7]	1,232	1,189	4%		1,166
Production (lifting) cost (NOK/boe, last 12 months)	22.9	22.6	1%		22.2
Production (lifting) cost normalised (NOK/boe, last 12 months) [8]	23.0	22.7	1%		22.3

Higher oil and gas production

Total oil and gas production in the first quarter of 2006 was 1,237,000 barrels of oil equivalent (boe) per day, compared to 1,189,000 boe per day in the first quarter of 2005, an increase of 4 percent. The increase in oil and gas production is mainly due to new fields coming on stream.

Statoil's oil and gas production target for 2007 is based on an oil price of 30 USD per barrel (bbl) in the period 2005-2007. At current oil prices (USD 60 per bbl), the group's estimated loss of entitlement production under production sharing agreements (PSA effects) for the first quarter of 2006 was approximately 15,000 barrels per day (11).

Total oil and gas liftings in the first quarter of 2006 were 1,232,000 boe per day, compared to 1,189,000 boe per day in the same period of 2005. This implies a small underlift in the first quarter of 2006.

Increased exploration activity
Exploration expenditure in the first quarter of 2006 was NOK 1.7 billion, compared to NOK 0.7 billion in the first quarter of 2005. The increase in exploration expenditure was mainly due to an increase in the exploration activity and generally more expensive wells.

Exploration expenditure reflects the period's exploration activities. Exploration expenses for the period consist of exploration expenditure adjusted for the period's change in capitalised exploration expenditure. Exploration expenses in the first quarter of 2006 amounted to NOK 1.1 billion, compared to NOK 0.5 billion in the first quarter of 2005. The increase in exploration expenses of NOK 0.5 billion is mainly due to increased exploration expenditure.

		First quarter			Full year
Exploration	2006	2005		2006	2005
(in millions)	NOK	NOK	Change	USD*	NOK

Exploration expenditure (activity)	1,655	730	127%	253	4,337
Expensed, previously capitalised exploration expenditure	74	26	185%	11	158
Capitalised share of current period's exploration activity	(663)	(232)	(186%)	(101)	(1,242)

Exploration expenses	1,066	524	103%	163	3,253

A total of six exploration and appraisal wells were completed in the first quarter of 2006, three on the Norwegian continental shelf (NCS) and three internationally. Of these wells, four resulted in discoveries. The number of exploration wells completed in the first quarter of 2005 was five. Two exploration extensions on the NCS were also completed in the first quarter of 2006, of which one exploration extension resulted in a discovery.

Production cost per boe was NOK 22.9 for the 12 months ended 31 March 2006, compared to NOK 22.6 for the 12 months ended 31 March 2005 (8).

Normalised at a NOK/USD exchange rate of 6.75 and adjusted for the estimated volume reduction due to PSA effects, the production cost for the 12 months ended 31 March 2006 was NOK 23.0 per boe, compared to NOK 22.7 per boe for the 12 months ended 31 March 2005 (10).

Our 2007 target for production cost per boe is based on an oil price of 30 USD per bbl in the period 2005-2007. At current oil prices (USD 60 per bbl), the PSA effect on production unit cost for the first quarter of 2006 was approximately NOK 0.1(11).

The production unit cost, both actual and normalised, has increased slightly, mainly due to a relatively higher international production, which on average has a higher production cost per boe than our production at the NCS.

Net financial items amounted to an income of NOK 1.6 billion in the first quarter of 2006 compared to an expense of NOK 1.7 billion in the first quarter of 2005.

The increase was mainly caused by currency gains, due to a strengthening of the NOK in relation to the USD in the first quarter of 2006, compared to currency losses due to weakening of the NOK in relation to the USD in the first quarter of 2005. Most of the currency effects relate to Statoil's short-term NOK hedging policy and unrealised effects on long-term USD debt.

Exchange rates	31.03.2006	31.12.2005	31.03.2005	31.12.2004

NOK/USD	6.58	6.77	6.33	6.04

Income taxes in the first quarter of 2006 were NOK 22.2 billion, with a corresponding tax rate of 68.1 per cent. Income taxes in the first quarter of 2005 were NOK 12.8 billion, equivalent to a tax rate of 65.0 per cent.

The tax rate increased in the first quarter of 2006 compared with the first quarter of 2005, mainly due to relatively lower effect of income generated outside the Norwegian Continental Shelf (NCS) and uplift. The tax rate on the income generated on the NCS is generally higher than the tax rate on income generated in other tax regimes. The uplift reduces the basis on which the tax on the NCS is calculated, but at high income generated by high oil prices the relative effect of the uplift is reduced. The effect of these factors was somewhat offset by the positive impact from changes in net financial items.

Positive development of HSE indicators
The frequency of serious incidents was reduced in the first quarter of 2006 compared to the first quarter of 2005. Overall Statoil's HSE-indicators are on the same level as in the corresponding period in 2005.

"Our goal for health, safety and the environment is zero harm. We strive to achieve this through the safe behaviour programme, a large-scale safety training programme, and through cooperation with our suppliers and strong involvement by management. Only continuous and long-term efforts will bring us closer to our goal," says Mr Lund.

	First quarter		Year
HSE	2006	2005	2005

Total recordable injury frequency	5.6	5.4	5.1
Serious incident frequency	2.1	3.1	2.3
Unintentional oil spills (number)	78	97	534
Unintentional oil spills (volume, scm)	11	22	442

Important events

Recent important events include the following:

  Estimated recoverable reserves in the Statoil-operated Kvitebjørn field in the North Sea have been increased by 50 per cent compared to the estimate in the plan for development and operation (PDO).
  On 16 February the Norwegian Storting (Parliament) approved the plan for development and operation (PDO) of the Statoil-operated Tyrihans field in the Norwegian Sea.
  Statoil was awarded holdings in five licences and supplementary acreage, including three operatorships, in the 19th licensing round published 31 March. Four of the awards are in the Barents Sea and one in the Norwegian Sea.
  On 8 March Statoil signed an agreement to purchase BP's 25 per cent interest in licence 218 in blocks 6706/10 and 6706/12 in the Norwegian Sea, bringing its total equity share in the license up to 75 per cent. This acquisition includes the Luva gas find. Norwegian authorities have approved Statoil as the new operator for the licence.
  Statoil has signed participation agreements for exploration drilling on three new prospects in the Gulf of Mexico. The signing of these agreements was announced during the first quarter of 2006.
  A settlement has been reached with the Venezuelan state oil company Petrõleos de Venezuela SA (PdVSA) for Statoil's 27 per cent share in the LL652 oil field in Lake Maracaibo. The agreement with PdVSA means that Statoil will no longer have a holding in this field. In 2005 Statoil's entitlement production from LL652 was 900 boe per day.
  On 31 January Statoil announced its decision to evaluate strategic options for its Irish downstream Retail and Commercial & Industrial business ("Statoil Ireland"), including a possible sale.
  In the first quarter Statoil and Shell launched a joint initiative to work towards developing the world's largest project using carbon dioxide (CO2) for enhanced oil recovery in the Halten-Nordland area on the NCS.

Stavanger, 5 May 2006
Board of directors

E&P NORWAY

		First quarter			Full year
	2006	2005		2006	2005
(in millions)	NOK	NOK	Change	USD*	NOK

USGAAP income statement

Total revenues	30,002	22,152	35%	4,583	97,623

Operating, general and administrative expenses	2,813	2,400	17%	430	10,223
Depreciation, depletion and amortisation	3,264	2,996	9%	499	11,450
Exploration expenses	675	284	138%	103	1,818

Total expenses	6,752	5,680	19%	1,031	23,491

Income before financial items, income taxes and minority interest	23,250	16,472	41%	3,552	74,132

Operational data
Oil price (USD/bbl)	61.6	47.3	30%		54.1

Liftings:
Oil (1,000 bbl/day)	559	603	(7%)		562
Natural gas (1,000 boe/day)	485	435	11%		423
Total oil and natural gas liftings (1,000 boe/day)	1,044	1,038	1%		984

Production:
Oil (1,000 bbl/day)	562	592	(5%)		562
Natural gas (1,000 boe/day)	485	435	11%		423
Total oil and natural gas production (1,000 boe/day)	1,047	1,028	2%		985

Income before financial items, income taxes and minority interest for E&P Norway in the first quarter of 2006 was NOK 23.3 billion compared to NOK 16.5 billion in the first quarter of 2005. The increase was primarily due to a 38 per cent increase in the segment oil price measured in NOK, which contributed NOK 5.9 billion, a 38 per cent increase in the transfer price of natural gas, which contributed NOK 2.4 billion, and an 11 per cent increase in lifted volumes of natural gas, which contributed NOK 0.7 billion. The increases were partly offset by a 7 per cent decrease in lifted volumes of oil, which reduced income by NOK 1.2 billion, an additional NOK 0.4 billion in exploration expenses and an increase of NOK 0.4 billion in operating, general and administrative expenses, mainly due to higher transportation cost in the first quarter of 2006 and reversal of rig accruals in the first quarter last year.

Average daily lifting of oil was 559,000 bbl per day in the first quarter of 2006 compared to 603,000 bbl per day in the first quarter of 2005, while average daily production of oil was 562,000 bbl per day in the first quarter of 2006, compared to 592,000 bbl per day in the first quarter of 2005.

The reduction from the first quarter of 2005 to the first quarter of 2006 of 31,000 bbl in average daily production of oil was mainly related to a continuing decline on the Statfjord, Gullfaks, _sgard, Oseberg and Troll oil fields, and reduced production on Visund due to a gas leak. This was partly offset by increased volumes from Kristin and Urd, which both came on stream at the beginning of November 2005.

Average daily gas production was 485,000 boe per day in the first quarter of 2006 compared to 435,000 boe per day in the first quarter of 2005, an increase of 11 per cent. The reason for the increase was a higher customer offtake under existing long-term contracts than in the first quarter of 2005 and an increase in long-term contracted volumes.

Exploration expenditure (including capitalised exploration expenditure) amounted to NOK 0.9 billion in the first quarter of 2006, compared to NOK 0.4 billion in the first quarter of 2005.

Exploration expenses were NOK 0.7 billion in the first quarter of 2006, compared to NOK 0.3 billion in the first quarter of 2005.

The main reasons for the increase in both exploration expenditure and expenses from the first quarter of 2005 to the first quarter of 2006 were higher drilling and seismic activity and generally more expensive wells. The write-offs of prior periods' capitalised exploration expenditure increased from a minor write-off in the first quarter of 2005 to a write-off of NOK 0.1 billion in the first quarter of 2006.

In the first quarter of 2006, Statoil participated in the drilling and completion of three exploration and appraisal wells, of which one well resulted in discovery, which is in line with the first quarter of 2005. There was an oil and gas discovery in PL229 Goliath South, while both PL241 Wishbone and PL202 Uranus were dry.

Two exploration extensions were completed in the first quarter of 2006. Troll Brent-2 resulted in a discovery, while Oseberg Sør Bull was dry.

Statoil was awarded five new licences and supplementary acreage, including three operatorships, in the 19th licensing round announced 31 March. Four of the awards are in the Barents Sea and one in the Norwegian Sea.

On 8 March Statoil signed an agreement to purchase BP's 25 per cent interest in licence 218 in blocks 6706/10 and 6706/12 in the Norwegian Sea, bringing its total equity share in the license up to 75 per cent. This acquisition includes the Luva gas find. Norwegian authorities have approved Statoil as the new operator for the licence.

On 16 February The Norwegian Storting (Parliament) approved the plan for development and operation (PDO) of the Statoil-operated Tyrihans field in the Norwegian Sea.

Shell and Statoil have signed an agreement to work towards developing the world's largest project using carbon dioxide (CO2) for enhanced oil recovery (EOR) offshore.

Estimated recoverable reserves in the Statoil-operated Kvitebjørn field in the North Sea have been increased by 50 per cent compared to the estimate in the plan for development and operation (PDO). In terms of volume, this represents additional 29 billion cubic metres of natural gas and approximately 70 million barrels of condensate.

Oil and gas have been discovered on the Gudrun structure in the Sleipner area of the North Sea by operator Statoil. The results from appraisal well 15/3-8, that was completed in the second quarter of 2006, confirm Statoil's estimates that the structure contains at least 150 million barrels of recoverable oil equivalents.

INTERNATIONAL E&P

		First quarter			Full year
	2006	2005		2006	2005
(in millions)	NOK	NOK	Change	USD*	NOK

USGAAP income statement

Total revenues	6,439	3,156	104%	984	19,563

Operating, general and administrative expenses	1,217	606	101%	186	3,491
Depreciation, depletion and amortisation	1,313	683	92%	201	6,273
Exploration expenses	391	240	63%	60	1,435

Total expenses	2,921	1,529	91%	446	11,199

Income before financial items, income taxes and minority interest	3,518	1,627	116%	537	8,364

Operational data
Oil price (USD/bbl)	57.7	41.8	38%		51.0

Liftings:
Oil (1,000 bbl/day)	149	106	41%		139
Natural gas (1,000 boe/day)	39	46	(15%)		43
Total oil and natural gas liftings (1,000 boe/day)	188	151	24%		182

Production:
Oil (1,000 bbl/day)	152	116	31%		142
Natural gas (1,000 boe/day)	39	46	(15%)		43
Total oil and natural gas production (1,000 boe/day)	191	162	18%		184

Income before financial items, income taxes and minority interest in the first quarter of 2006 was NOK 3.5 billion compared to NOK 1.6 billion in the first quarter of 2005. The increase was mainly related to a 24 per cent increase in lifted volumes, contributing NOK 0.9 billion, and a 47 per cent increase in realised oil prices for International E&P measured in NOK, contributing NOK 1.9 billion. This was partly offset by a NOK 0.6 billion increase in operating, general and administrative expenses, mainly due to new fields coming on stream. Depreciation increased by NOK 0.6 billion due to new fields coming on stream, as well as the effect of reduced proved reserves under production sharing agreements due to high oil price at year end 2005.

Average daily lifting of oil increased from 105,800 bbl per day in the first quarter of 2005 to 149,300 bbl per day in the first quarter of 2006. Average daily production of oil increased from 116,000 bbl per day in the first quarter of 2005 to 152,000 bbl per day in the first quarter of 2006.

The increase in oil production from the first quarter of 2005 to the first quarter of 2006 was mainly related to new fields such as Kizomba B and ACG West Azeri, which came on stream in the third and fourth quarter of 2005, respectively, as well as re-start of the Lufeng field in the second quarter of 2005 and ramping-up of production from the Kizomba A and ACG Central Azeri fields. This was partly offset by reduced entitlement production from Girassol/Jasmin and Xikomba due to lower cost recovery factor under production sharing agreements as a result of higher oil prices.

Average daily gas production was 38,900 boe per day in the first quarter of 2006 compared to 45,600 boe per day in the first quarter of 2005. The decrease in gas production was mainly attributable to decreased gas entitlement from the In Salah field due to the effect of high gas prices on entitlement production in production sharing agreements.

Exploration expenditure (including capitalised exploration expenditure) was NOK 0.8 billion in the first quarter of 2006 compared to NOK 0.4 billion in the first quarter of 2005. Exploration expenses were NOK 0.4 billion in the first quarter of 2006 compared to NOK 0.2 billion in the first quarter of 2005. The increase in exploration expenses was mainly due to increased exploration activity, with activity in eight wells during the first quarter of 2006.

In the first quarter of 2006, three exploration and appraisal wells were completed internationally, all in Angola. The Urano-1 well resulted in a new discovery, while the Reco Reco-2 well and the Tchihumba-2 well have successfully confirmed resources in earlier discoveries. Three wells were completed in the corresponding period of 2005.

Statoil has signed participation agreements for exploration drilling on three new prospects in the Gulf of Mexico. The signing of these agreements was announced during the first quarter of 2006.

On 8 February, Statoil entered into an agreement with BP regarding participation in the drilling of an exploration well on the Tucker prospect. Drilling of the well, which is operated by BP, has already commenced. Statoil has a 20 per cent interest in the prospect.

On 22 March, Statoil agreed to participate with the Kerr-McGee Oil & Gas Corporation and Newfield Exploration Company on the drilling of a well on the Grand Cayman prospect. Statoil will have a 25 per cent interest in the well, which is operated by Kerr-McGee and which is expected to be spudded in May.

A joint operating agreement has been entered into between Kerr-McGee, Dominion Exploration & Production and Statoil, which covers drilling of a deepwater exploration well on the Claymore prospect. Statoil has a 25 per cent interest in this well, with Kerr-McGee as operator. Drilling has already commenced.

On 24 February, a farm-in agreement on Plataforma Deltana was agreed between Total and Statoil, with effect from 1 March.

On 31 March, Statoil made a settlement with the Venezuelan state oil company PdVSA for Statoil's 27 per cent share in the LL652 oil field in Lake Maracaibo. The agreement with PdVSA means that Statoil will no longer have a holding in this field. In 2005 Statoil's entitlement production from LL652 was 900 boe per day.

NATURAL GAS

		First quarter			Full year
	2006	2005		2006	2005
(in millions)	NOK	NOK	Change	USD*	NOK

USGAAP income statement

Total revenues	17,112	10,215	68%	2,614	45,823

Cost of goods sold	11,207	6,592	70%	1,712	30,826
Operating, selling and administrative expenses	2,319	1,878	23%	354	8,321
Depreciation, depletion and amortisation	231	190	22%	35	775

Total expenses	13,757	8,660	59%	2,102	39,922

Income before financial items, income taxes and minority interest	3,355	1,555	116%	513	5,901

Operational data
Natural gas sales (Statoil equity) (bcm)	7.0	6.2	12%		24.6
Natural gas sales (third-party volumes) (bcm)	0.9	0.6	55%		2.6
Natural gas sales (bcm)	7.9	6.8	16%		27.3
Natural gas price (NOK/scm)	2.02	1.32	53%		1.45
Transfer price natural gas (NOK/scm)	1.26	0.91	38%		1.04
Regularity at delivery point (%)	100%	100%	0%		100%

Income before financial items, income taxes and minority interest in the first quarter of 2006 was NOK 3.4 billion, compared to NOK 1.6 billion in the first quarter of 2005. The increase of NOK 1.8 billion was mainly due to higher prices of piped natural gas and higher sales volumes. This was partly offset by increased cost of goods sold related to an increased transfer price for natural gas from E&P Norway. Operating, selling and administrative expenses increased in the first quarter of 2006, due to increased volumes sold.

Natural gas sales in the first quarter of 2006 were 7.9 billion cubic metres (bcm), including sales of third-party liquefied natural gas (LNG), compared to 6.8 bcm in the first quarter of 2005. Of the total gas sales in the first quarter of 2006, equity gas was 7.0 bcm. The sales of natural gas from the In Salah field are reported by the International E&P segment.

The average gas price for gas piped to Europe in the first quarter of 2006 was NOK 2.02 per standard cubic metre (scm), compared to NOK 1.32 per scm in the first quarter of 2005, an increase of 53 per cent.

Cost of goods sold in the first quarter of 2006 increased by 70 per cent compared to 2005, mainly due to increased equity volumes and a higher transfer price. The transfer price for gas from E&P Norway to Natural Gas was NOK 1.26 per bcm in the first quarter of 2006, an increase of 38 per cent compared to the transfer price in the first quarter of 2005 of NOK 0.91 per bcm.

On 30 January 2006, Statoil sold its 30 per cent interest in the Ringsend gas power plant in Dublin, Ireland to RBS Power Investments. The gain from the sale was included as income in first quarter of 2006. Statoil will continue to supply gas to the Ringsend gas power plant under its long-term gas sales agreement.

The price review of a long-term natural gas sales contract was finalised by a decision from the arbitration tribunal in April 2006. Statoil has accrued for the re-payment in the first quarter of 2006.

MANUFACTURING & MARKETING

		First quarter			Full year
	2006	2005		2006	2005
(in millions)	NOK	NOK	Change	USD*	NOK

USGAAP income statement

Total revenues	89,114	71,479	25%	13,614	333,493

Cost of goods sold	83,297	65,156	28%	12,725	308,124
Operating, selling and administrative expenses	4,087	3,879	5%	624	15,704
Depreciation, depletion and amortisation	503	507	(1%)	77	2,072

Total expenses	87,887	69,542	26%	13,426	325,900

Income before financial items, income taxes and minority interest	1,227	1,937	(37%)	187	7,593

Operational data
FCC margin (USD/bbl)	5.8	5.0	16%		7.9
Contract price methanol (EUR/tonne)	268	230	17%		225

Income before financial items, income taxes and minority interest for Manufacturing & Marketing in the first quarter of 2006 was NOK 1.2 billion compared to NOK 1.9 billion in the first quarter of 2005. The decrease was mainly due to changes of inventory values in Oil trading of NOK 0.5 billion. The contribution from the petrochemical company Borealis, which was sold in the fourth quarter of 2005, was NOK 0.3 billion in the first quarter of 2005.

Oil trading income before financial items, income taxes and minority interest in the first quarter of 2006 was NOK 0.4 billion, compared to NOK 0.9 billion in the first quarter of 2005. The reduction was mainly due to changes in inventory values of NOK 0.5 billion in the first quarter of 2005.

Income before financial items, income taxes and minority interest from manufacturing was NOK 0.7 billion in the first quarter of 2006, on the same level as the first quarter of 2005. Higher income from stronger refining margins and methanol price were offset by the effect of unplanned shutdowns at Kalundborg and Tjeldbergodden in 2006. The average FCC refining margin was USD 5.8 per barrel in the first quarter of 2006, compared to USD 5.0 per barrel in the first quarter of 2005, an increase of 16 per cent. The average contract price of methanol was EUR 268 per tonne in the first quarter of 2006 compared to EUR 230 per tonne in the first quarter of 2005, an increase of 17 per cent.

Income before financial items, income taxes and minority interest from marketing was NOK 0.2 billion in the first quarter of 2006, compared to NOK 0.1 billion in the first quarter of 2005. Improved results in the Retail operations in Denmark, Ireland and Norway combined with higher volumes within Nordic Energy's operations are the main reasons for the increase.

On January 31, 2006, Statoil announced its decision to evaluate strategic options for its Irish downstream Retail and Commercial & Industrial business ("Statoil Ireland"), including a possible sale.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows provided by operating activities were NOK 18.4 billion in the first quarter of 2006, compared to NOK 18.5 billion in the first quarter of 2005. Cash flows from underlying operations increased by NOK 12.5 billion, and changes in working capital and other long-term items related to operations contributed with NOK 0.5 billion. This was offset by an increase in short-term investments of NOK 12.1 billion, due to cash build-up for tax and dividend payments in the second quarter of 2006, as well as an increase in taxes paid of NOK 1.0 billion.

Cash flows used in investment activities in the first quarter of 2006 were NOK 7.0 billion compared to NOK 7.1 billion in the first quarter of 2005.

Gross investments, defined as additions to property, plant and equipment (including intangible assets and long-term share investments) and capitalised exploration expenditure in the first quarter of 2006 were NOK 9.6 billion, as compared to NOK 6.8 billion in the first quarter of 2005.

		First quarter			Full year
Gross investments	2006	2005		2006	2005
(in billions)	NOK	NOK	Change	USD*	NOK

- E&P Norway	5.3	3.4	57%	0.8	16.3
- International E&P	3.4	2.6	32%	0.5	25.3
- Natural Gas	0.5	0.4	20%	0.1	2.5
- Manufacturing & Marketing	0.3	0.3	(3%)	0.0	1.6
- Other	0.1	0.0	n/a	0.0	0.5

Total gross investment	9.6	6.8	41%	1.5	46.2

The difference between cash flows used in investment activities and gross investments in the first quarter of 2006 was mainly related to the capitalisation of future lease payments which have no current cash effects, but are accounted for as financial lease arrangements, and sales of assets.

	First quarter		Year
Reconciliation of cash flow to gross investments (in NOK billion)	2006	2005	2005

Cash flows to investments	7.0	7.1	37.7
NCS portfolio transactions	0.1	(1.0)	(1.0)
Snøhvit vessels lease	1.6	n/a	n/a
Contribution from sales of assets	0.5	0.6	8.9
Other changes in long-term loans granted and other long-term items	0.4	0.1	0.7

Gross investments	9.6	6.8	46.2

Cash flows provided from financing activities in the first quarter of 2006 amounted to NOK 1.4 billion, compared to NOK 1.6 billion used in financing activities in the first quarter of 2005.

The main reason for the changes in cash flows used in financing activities was an increase in short-term debt and less repayment of long-term debt in the first quarter of 2006 than in the first quarter of 2005. There were no new long-term borrowings as of 31 March 2006, compared to NOK 0.2 billion in the first quarter of 2005. Repayment of long-term debt in the first quarter of 2006 was NOK 0.2 billion compared to NOK 2.3 billion in the first quarter of 2005. Net short-term borrowings, bank overdrafts and other in the first quarter of 2006 was NOK 1.7 billion compared to NOK 0.7 billion in the first quarter of 2005.

Interest-bearing debt. Gross interest-bearing debt was NOK 36.0 billion at the end of the first quarter of 2006 compared to NOK 35.0 billion at the end of the first quarter of 2005. The increase in gross interest-bearing debt was mainly due to changes in NOK/USD exchange rates.

For risk management purposes, currency swaps are used to ensure that Statoil keeps long-term interest-bearing debt in USD. As a result, most of the group's long-term debt is exposed to fluctuations in the NOK/USD exchange rate.

Net interest-bearing debt was negative NOK 7.1 billion as of 31 March 2006 compared to positive NOK 5.3 billion as of 31 March 2005. Normalised for the cash build-up relating to the tax payment, which was due in April, net interest bearing debt was NOK 7.7 billion in the first quarter of 2006 compared to NOK 16.3 billion in the corresponding period of 2005.

Net debt to capital employed ratio, defined as net interest-bearing debt to capital employed, was negative 6.4 percent as of 31 March 2006, compared to positive 5.3 percent as of 31 March 2005. Normalised for the cash build-up before tax payment, the net debt to capital employed ratio was 6.2 percent at March 31, 2006 compared to 14.8 percent at the corresponding point in time in 2005. The decrease in the net debt to capital employed ratio was mainly related to an increase in liquid assets and shareholders' equity, due to cash build-up for tax and dividend payments in the second quarter of 2006.

In the calculation of net interest-bearing debt, Statoil makes certain adjustments which make net interest-bearing debt and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio, see Use and reconciliation of non-GAAP financial measures below.

Cash, cash equivalents and short-term investments were NOK 41.9 billion as of 31 March 2006, compared to NOK 29.6 billion as of 31 March 2005. The increase was mainly due to increased cash flow from operational activities as a result of high oil prices. Cash and cash equivalents were NOK 19.7 billion as of 31 March 2006, compared to NOK 14.7 billion as of 31 March 2005. Short-term investments amounted to NOK 22.2 billion as of 31 March 2006, compared to NOK 14.9 billion as of 31 March 2005.

Working capital (total current assets less current liabilities) was reduced by NOK 0.7 billion from a positive working capital of NOK 8.1 billion as at 31 March 2005 to a positive working capital of NOK 7.4 billion as at 31 March 2006. Both total current assets and current liabilities increased in the period, with current liabilities increasing with NOK 0.7 billion more than the current assets. The reasons for the increase in current liabilities were an increase in taxes payable of NOK 16.6 billion and an increase in accounts payable, short term debt and accrued liabilities of NOK 13.9 billion, for a total increase of NOK 30.5 billion. The increase in current assets of NOK 29.8 billion consisted of an increase in accounts receivable of NOK 9.4 billion, an increase in short-term investments of NOK 7.3 billion, an increase in cash, and cash equivalents of NOK 5.0 billion, an increase in prepaid expenses and other long-term assets of NOK 4.7 billion and an increase in inventories of NOK 3.4 billion.

Horton matter. The Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim) conducted an investigation concerning an agreement which Statoil entered into in 2002 with Horton Investments Ltd, a Turks and Caicos Island company, for consultancy services in Iran. The consultancy agreement provided for the payment of USD 15.2 million for consultancy services to be rendered over the 11-year contract term. Two payments totalling USD 5.2 million were made under the contract before the payments were stopped. The contract was terminated in September 2003. On 28 June 2004, Økokrim informed Statoil that it had concluded that Statoil violated section 276c, first paragraph (b) of the Norwegian Penal Code (which became effective from 4 July 2003 and prohibits conferring on or offering to a middleman an improper advantage in return for exercising his influence with a decision-maker without the decision-maker receiving any advantage) and imposed a penalty on Statoil of NOK 20 million. Statoil's board decided on 14 October 2004 to accept the penalty without admitting or denying the charges by Økokrim. Before agreeing to pay the fine imposed by Økokrim, Statoil had already accepted that the Horton contract violated its own ethical policies and standards. Statoil has taken a number of steps to prevent a similar situation from arising in the future. Økokrim also informed Statoil that it issued a penalty notice to former Statoil executive vice president Richard Hubbard on the same legal basis, seeking to impose a penalty of NOK 200,000. Richard Hubbard announced on 18 October 2004 that he had accepted the Økokrim fine of NOK 200,000.

The original charge that Statoil paid bribes to Iranian decision-makers with the intention of securing commercial advantages in Iran was not pursued further by Økokrim in the penalty notice of June 2004.

The US Securities and Exchange Commission (SEC) is conducting a formal investigation into the Horton consultancy arrangement to determine if there have been any violations of US federal securities laws, including the Foreign Corrupt Practices Act. The US Department of Justice is conducting a criminal investigation of the Horton matter jointly with the Office of the United States Attorney for the Southern District of New York. The SEC Staff informed Statoil on 24 September 2004 that it is considering recommending that the SEC authorise a civil enforcement action in federal court against Statoil for violations of various US federal securities laws, including the anti-bribery and books and records provisions of the Foreign Corrupt Practices Act. Statoil is continuing to provide information to the US authorities to assist them in their ongoing investigations.

Iranian authorities have carried out inquiries into the matter. In April 2004, the Iranian Consultative Assembly initiated an official probe into allegations of corruption in connection with the Horton matter with Iran. The probe was finalised for the parliamentary session at the end of May 2004. It was reported in the international press that at such time no evidence of wrongdoing by the subjects of the probe in Iran had been revealed by the probe.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MATTERS

Statoil is subject to SEC regulations regarding the use of "non-GAAP financial measures" in public disclosures. Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP.

For more information on our use of non-GAAP financial measures, see Item 5 - Operating and Financial Review and Prospects - Use of Non-GAAP Financial Measures in Statoil's 2005 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:

  Return on average capital employed (ROACE)
  Normalised return on average capital employed (normalised ROACE)
  Normalised production cost per barrel
  Net debt to capital employed ratio

ROACE
Statoil uses ROACE to measure the return on capital employed regardless of whether the financing is through equity or debt. This measure is viewed by the company as providing useful information, both for the company and investors, regarding performance for the period under evaluation. Statoil makes regular use of this measure to evaluate its operations. Statoil's use of ROACE should not be viewed as an alternative to income before financial items, income taxes and minority interest, or to net income, which are the measures calculated in accordance with generally accepted accounting principles or ratios based on these figures.

Statoil uses normalised ROACE to measure the return on capital employed, while excluding the effects of market developments over which Statoil has no control. The revenue effects of oil price, natural gas price, refining margin, Borealis margin and the NOK/USD exchange rate are therefore excluded from the normalised figure.

This measure is viewed by the company as providing a better understanding of Statoil's underlying performance over time and across periods, by excluding from the performance measure factors that Statoil cannot influence. Statoil makes regular use of this measure to evaluate its operations.

Beginning in the first quarter of 2005, the figures used for calculating the normalised ROACE are (each adjusted for an assumed annual inflation of 2.5 per cent from the basis year 2004):
  oil price of USD 22 per barrel
  natural gas price of NOK 0.90 per scm
  FCC refining margin of USD 5.0 per barrel
  petrochemical margin of EUR 140 per tonne
  NOK/USD exchange rate of 6.75

Following the sale in 2005 of Statoil's 50 per cent holding in the Borealis petrochemicals group, the normalisation assumption related to the petrochemical margin is only relevant when reporting on achieved normalised ROACE for 2005 compared to the 2007 target.

By keeping certain prices and the NOK/USD exchange rate constant, Statoil is able to utilise normalised ROACE to focus on operating cost and efficiency improvements, and is able to measure performance on a comparable basis across periods. Such a focus would be more challenging to maintain in periods in which prices are high and exchange rates are favourable. In the period 2001 to the first quarter of 2006, during which Statoil has been using normalised ROACE as a method of measuring performance, the normalisation procedures have on average resulted in lower normalised earnings compared to the earnings based on realised prices. Normalised results, however, should be reviewed together with the measures calculated in accordance with GAAP when measuring financial performance. The company reviews both realised and normalised results when measuring performance. However, the company considers the normalised results to be especially useful when realised prices, margins and exchange rates are above the normalised set of assumptions. Normalised ROACE has historically been based on organic development, and major inorganic transactions have therefore generally been excluded from the calculations. The figures for 2005 exclude the gain from the sale of the group's shares in Borealis of NOK 1.5 billion and the write-down on South Pars of NOK 1.6 billion after tax. Further, the effect on average capital employed of the acquisition of the deepwater Gulf of Mexico assets is excluded from the 2005 figures in the calculation of the normalised ROACE.

Calculation of numerator and denominator used in ROACE calculation	Twelve months ended March 31		Year ended 31 December
(in NOK million, except percentages)	2006	2005	2005

Net income for the last 12 months	34,220	26,989	30,730
Minority interest for the last 12 months	749	552	765
After-tax net financial items for the last 12 months	(308)	(1,844)	937

Net income adjusted for minority interest and net financial items after tax (A1)	34,661	25,697	32,432

Adjustment for tax effects and insurance costs	n/a	(1,283)	n/a
Numerator adjustments for gain on sale of Borealis	(1,518)	n/a	(1,518)
Numerator adjustments for South Pars write-down	1,593	n/a	1,593
Effect of normalised prices and margins	(23,420)	(11,835)	(20,220)
Effect of normalised NOK/ USD exchange rate	489	308	679

Normalised net income (A2)	11,805	12,887	12,966

Calculated average capital employed:
Average capital employed before adjustments (B1)	105,355	94,399	117,327
Average capital employed (B2)	117,641	104,280	117,300
Denominator adjustments on average capital employed for GoM transaction	(7,004)	n/a	(6,838)
Average capital employed adjusted (B3)	110,637	104,280	110,462

Calculated ROACE
Calculated ROACE based on average capital employed before adjustments (A1/B1)	32.9%	27.2%	27.6%
Calculated ROACE based on average capital employed (A1/B2)	29.5%	24.6%	27.6%

Normalised ROACE (A2/B3)	10.7%	12.4%	11.7%

Normalised production cost

Normalised production cost in NOK per barrel is used to evaluate the underlying development in the production cost. Statoil's production costs internationally are mainly incurred in USD. In order to exclude currency effects and to reflect the change in the underlying production cost, the NOK/USD exchange rate is held constant at 6.75 in the calculations of normalised production cost.

Lifted volumes used in the calculation of the normalised production cost per boe have been adjusted for PSA effects. The group's 2007 target for production cost per boe is based on an oil price of 30 USD per bbl in the period 2005-2007. Higher oil price levels affect the production entitlements negatively, and hence the production unit cost (11).

	Twelve months ended March 31		Year ended 31 December
Production cost per boe	2006	2005	2005

Total production costs last 12 months (in NOK million)	9,854	9,076	9,429
Lifted volumes last 12 months (million boe)	430	401	426
Average NOK/USD exchange rate last 12 months	6.54	6.58	6.44

Production cost (USD/boe)	3.51	3.44	3.44

Calculated production cost (NOK/boe)	22.9	22.6	22.2

Normalisation of production cost per boe
Total production costs last 12 months (in NOK million)	9,854	9,076	9,429
Production costs last 12 months International E&P (in USD million)	298	190	259
Normalised exchange rate (NOK/USD)	6.75	6.75	6.75

Production costs last 12 months International E&P normalised at 6.75 NOK/USD	2,009	1,284	1,747
Production costs last 12 months E&P Norway (in NOK million)	7,906	7,820	7,754
Total production costs last 12 months in NOK million (normalised)	9,915	9,104	9,501
Lifted volumes last 12 months (million boe)	430	401	426
Adjustment for estimated loss of production under production sharing agreements [11]	1	negligible	negligible

Estimated lifted volumes	431	401	426

Production cost (NOK/boe) normalised at 6.75 NOK/USD [8]	23.0	22.7	22.3

Net debt to capital employed ratio

The calculated net debt to capital employed ratio is viewed by the company as providing a more complete picture of the group’s current debt situation than gross interest-bearing debt. The calculation uses balance sheet items related to total debt and adjusts for cash, cash equivalents and short-term investments. Two further adjustments are made for two different reasons:

  Since different legal entities in the group lend to projects and others borrow from banks, project financing through an external bank or similar institution will not be netted in the balance sheet, and will over-report the debt stated in the balance sheet compared to the underlying exposure in the group.
  Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.

The net interest-bearing debt adjusted for these two items is included in the average capital employed, which is also used in the calculation of the ROACE and normalised ROACE.

Calculation of capital employed and net debt to capital employed ratio	Twelve months ended March 31		Year ended 31 December
(in millions)	2006	2005	2005

Total shareholders' equity	115,466	92,736	106,644
Minority interest	1,458	1,611	1,492

Total equity and minority interest (A)	116,924	94,347	108,136

Short-term debt	3,883	2,870	1,529
Long-term debt	32,086	32,117	32,564

Gross interest-bearing debt	35,969	34,987	34,093

Cash and cash equivalents	(19,742)	(14,702)	(7,025)
Short-term investments	(22,176)	(14,897)	(6,841)

Cash and cash equivalents and short-term investments	(41,918)	(29,599)	(13,866)

Net debt before adjustments (B1)	(5,949)	5,388	20,227

Other interest-bearing elements	1,477	2,400	1,783
Adjustment for project loan	(2,598)	(2,457)	(2,723)

Net interest-bearing debt (B2)	(7,070)	5,331	19,287
Normalisation for cash-build up before tax payment (50 percent of tax payment)	14,750	11,000	n/a

Net interest-bearing debt (B3)	7,680	16,331	19,287

Calculation of capital employed
Capital employed before adjustments to net interest-bearing debt (A+B1)	110,975	99,735	128,363
Capital employed before normalisation for cash build-up for tax payment (A+B2)	109,854	99,678	127,423
Capital employed (A+B3)	124,604	110,678	127,423

Calculated net debt to capital employed
Net debt to capital employed before adjustments (B1/(B1+A))	(5.4%)	5.4%	15.8%
Net debt to capital employed before normalisation for tax payment (B2/(B2+A))	(6.4%)	5.3%	15.1%
Net debt to capital employed (B3/(B3+A))	6.2%	14.8%	15.1%

End notes

(1) After-tax return on average capital employed for the last 12 months is calculated as net income before minority interest and after-tax net financial items, divided by the average of opening and closing balances of net interest-bearing debt, shareholders’ equity and minority interest. See table under Use and reconciliation of non-GAAP financial measures–Return on average capital employed for a reconciliation of the numerator. See table under Use and reconciliation of non-GAAP financial measures – Net debt to capital employed ratio for a reconciliation of capital employed.

(2) For purposes of measuring Statoil’s performance against the 2007 ROACE target, the following assumptions apply: an average realised oil price of USD 22 per barrel, natural gas price of NOK 0.90 per scm, refining margin of USD 5.0 per barrel, Borealis margin of EUR 140 per tonne, and a NOK/USD exchange rate of 6.75. All prices and margins are adjusted for inflation from 2004. ROACE is normalised in order to exclude factors that Statoil can not influence from its performance targets. Consequently, adjustments are also made to the normalised ROACE calculation in order to exclude factors that are not viewed as part of recurring business. Adjustments for the 12 months ended 31 December 2005 consisted of the gain from the sale of the group’s shares in Borealis of NOK 1.5 billion and the write-down on South Pars of NOK 1.6 billion after tax. The capital employed is normalised for the effect of the acquisition of the assets in the Gulf of Mexico from EnCana in the second quarter of 2005, including the follow-up investments in the Tahiti development project. Tax effects related to changes in tax legislation and the allocation of office costs of a total of NOK 1.6 billion in the fourth quarter of 2004, as well as the effect of insurance costs incurred of NOK 0.3 billion, have been excluded from the calculation. To facilitate comparability, historical normalised ROACE figures have been calculated using the new normalisation assumptions communicated in 2004.

(3) For a definition of non-GAAP financial measures and use of ROACE, see Use and reconciliation of non-GAAP financial measures.

(4) The group’s oil price is a volume-weighted average of the segment prices of oil and natural gas liquids (NGL), including a margin for oil sales, trading and supply (O&S).

(5) FCC: fluid catalytic cracking.

(6) Oil volumes include condensate and NGL, exclusive of royalty oil.

(7) Lifting of oil equals sales of oil for E&P Norway and International E&P. Deviations from share of total lifted volumes from the field compared to the share in the field production are due to periodic over- or underliftings.

(8) The production cost is calculated by dividing operational costs related to the production of oil and natural gas by the total production (lifting) of oil and natural gas. For a specification of normalising assumptions, see end note 2. For normalisation of production cost, see table under Production cost.

(9) Net interest-bearing debt is long-term interest-bearing debt and short-term interest-bearing debt reduced by cash, cash equivalents and short-term investments. In the first and third quarter, net interest-bearing debt is normalised by excluding 50 per cent of the cash build-up related to tax payments due in the beginning of April and October each year.

(10) By normalisation of the production cost per boe it is assumed that production costs in E&P Norway are incurred in NOK. Only costs incurred in International E&P are normalised at a NOK/USD exchange rate of 6.75. Certain reclassifications have been made to prior periods’ figures to be consistent with the current period’s classifications. The normalised production cost per boe is also adjusted for PSA effects. See endnote 11 below.

(11) High oil prices contribute to considerably higher earnings and profitability in international projects with production sharing agreements (PSA) than was anticipated in 2004, when Statoil set its targets for 2007.

This means that these projects, earlier than assumed, move from a phase where earnings cover development costs to a phase where profits are generated. In PSA contracts, the higher the oil price as soon as the field is profitable, the smaller the share of production that goes to the partners. The concrete effect varies between different agreements and countries.

If today’s price level (USD 60 per barrel) is maintained throughout 2006, Statoil’s production in 2006 is expected to be about 1,200,000 boe per day. With the oil price assumption for 2004, production would be about 25,000 boe per day higher. The production target for 2007 of 1,400,000 boe per day stands firm. This target is based on an average oil price of about USD 30 per barrel in the period 2005-07 which is in line with the original assumption from 2004. If the oil price remains at today’s level throughout the whole of 2006 and 2007, the PSA effect in 2007 will be in the order of 50,000 to 60,000 boe per day. Statoil will therefore make adjustments for PSA effects when reporting on production and production unit costs up to 2007.

The PSA effect, and in part increased exploration activity and higher investments, are factors which are related to a high oil price. These will have a negative effect on the ROACE, while the effect of a high oil price will become normalised. It is therefore probable that, given the assumptions for normalisation which were set in 2004, the normalised ROACE in 2007 will under-shoot the target of 13 per cent.

FORWARD LOOKING STATEMENTS

This Operating and Financial Review contains certain forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, among others, statements such as those regarding Statoil’s oil and gas production forecasts; targets with respect to return on average capital employed and other measures; targets with respect to participations in drilling and exploration activities; plans for future development and operation of projects; reserve information; expected exploration and development activities or expenditures; and plans to further reduce HSE incidents, are forward-looking statements. Forward-looking statements are sometimes, but not always, identified by such phrases as “will”, “expects”, “is expected to”, “should”, “may”, “is likely to”, “intends” and “believes”. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; the timing of bringing new fields on stream; material differences from reserves estimates; inability to find and develop reserves; adverse changes in tax regimes; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect Statoil’s business, is contained in Statoil’s 2005 Annual Report on Form 20-F filed with the US Securities and Exchange Commission, which can be found on Statoil’s web site at www.statoil.com.

CONSOLIDATED STATEMENTS OF INCOME - USGAAP

	For the three months ended March 31,		For the year ended December 31,
(in NOK million)	2006	2005	2005

REVENUES
Sales	108,397	82,648	384,653
Equity in net income of affiliates	87	436	1,090
Other income	533	38	1,668

Total revenues	109,017	83,122	387,411

EXPENSES
Cost of goods sold	(61,142)	(48,008)	(230,721)
Operating expenses	(8,318)	(7,197)	(30,243)
Selling, general and administrative expenses	(2,123)	(1,434)	(7,189)
Depreciation, depletion and amortization	(5,391)	(4,471)	(20,962)
Exploration expenses	(1,066)	(524)	(3,253)

Total expenses before financial items	(78,040)	(61,634)	(292,368)

Income before financial items, income taxes and minority interest	30,977	21,488	95,043

Net financial items	1,633	(1,731)	(3,512)

Income before income taxes and minority interest	32,610	19,757	91,531

Income taxes	(22,213)	(12,834)	(60,036)
Minority interest	(134)	(150)	(765)

Net income	10,263	6,773	30,730

Ordinary and diluted earnings per share	4.74	3.13	14.19

Dividend declared per ordinary share	-	-	5.30

Weighted average number of ordinary shares outstanding	2,165,317,480	2,166,032,462	2,165,740,054

See notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS - USGAAP

	At March 31,	At March 31,	At December 31,
(in NOK million)	2006	2005	2005

ASSETS

Cash and cash equivalents	19,742	14,702	7,025
Short-term investments	22,176	14,897	6,841

Cash, cash equivalents and short-term investments	41,918	29,599	13,866

Accounts receivable	43,321	33,912	42,816
Inventories	9,142	5,757	8,369
Prepaid expenses and other current assets	16,051	11,387	12,815

Total current assets	110,432	80,655	77,866

Investments in affiliates	4,443	10,465	4,352
Long-term receivables	9,011	8,091	9,618
Net property, plant and equipment	182,712	155,234	180,669
Other assets	16,897	12,089	16,474

TOTAL ASSETS	323,495	266,534	288,979

LIABILITIES AND SHAREHOLDERS’ EQUITY

Short-term debt	3,883	2,870	1,529
Accounts payable	25,066	15,350	22,518
Accounts payable - related parties	10,227	7,396	9,766
Accrued liabilities	13,984	13,606	14,030
Income taxes payable	49,914	33,349	29,752

Total current liabilities	103,074	72,571	77,595

Long-term debt	32,086	32,117	32,564
Deferred income taxes	43,803	42,345	43,314
Other liabilities	27,608	25,154	27,370

Total liabilities	206,571	172,187	180,843

Minority interest	1,458	1,611	1,492

Common stock (NOK 2.50 nominal value), 2,189,585,600 shares authorized and issued	5,474	5,474	5,474
Treasury shares	(177)	(83)	(156)
Additional paid-in capital	37,320	37,273	37,305
Retained earnings	75,664	52,926	65,401
Accumulated other comprehensive income (loss)	(2,815)	(2,854)	(1,380)

Total shareholders’ equity	115,466	92,736	106,644

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	323,495	266,534	288,979

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS - USGAAP

	For the three months ended March 31,		For the year ended December 31,
(in NOK million)	2006	2005	2005

OPERATING ACTIVITIES
Consolidated net income	10,263	6,773	30,730

Adjustments to reconcile net income to net cash flows provided by operating activities:
Minority interest in income	134	150	765
Depreciation, depletion and amortization	5,391	4,506	21,097
Exploration expenditures written off	74	26	158
(Gains) losses on foreign currency transactions	(469)	678	1,330
Deferred taxes	588	(1,817)	(5,078)
(Gains) losses on sales of assets and other items	(395)	(267)	(1,605)

Changes in working capital (other than cash and cash equivalents):
• (Increase) decrease in inventories	(774)	1,132	(1,664)
• (Increase) decrease in accounts receivable	(705)	(2,939)	(11,625)
• (Increase) decrease in prepaid expenses and other current assets	(3,364)	(96)	(1,842)
• (Increase) decrease in short-term investments	(15,335)	(3,276)	4,780
• Increase (decrease) in accounts payable	2,816	(613)	7,923
• Increase (decrease) in other payables	(367)	(306)	282
• Increase (decrease) in taxes payable	20,157	14,221	10,522

(Increase) decrease in non-current items related to operating activities	365	278	477

Cash flows provided by operating activities	18,379	18,450	56,250

INVESTING ACTIVITIES
Acquisitions, net of cash acquired	0	0	(13,154)
Additions to property, plant and equipment	(7,130)	(7,474)	(31,389)
Exploration expenditures capitalized	(663)	(232)	(1,242)
Change in long-term loans granted and other long-term items	301	(5)	(734)
Proceeds from sale of business	0	0	7,802
Proceeds from sale of assets	462	569	1,053

Cash flows used in investing activities	(7,030)	(7,142)	(37,664)

FINANCING ACTIVITIES
New long-term borrowings	0	176	422
Repayment of long-term borrowings	(192)	(2,328)	(3,187)
Distribution to minority shareholders	(162)	(146)	(910)
Dividends paid	0	0	(11,481)
Net short-term borrowings, bank overdrafts and other	1,732	667	(1,358)

Cash flows provided from (used in) financing activities	1,378	(1,631)	(16,514)

Net increase (decrease) in cash and cash equivalents	12,727	9,677	2,072

Effect of exchange rate changes on cash and cash equivalents	(10)	(3)	(75)
Cash and cash equivalents at the beginning of the period	7,025	5,028	5,028

Cash and cash equivalents at the end of the period	19,742	14,702	7,025

See notes to the consolidated financial statements.

1. ORGANIZATION AND BASIS OF PRESENTATION

These consolidated interim USGAAP financial statements are unaudited, but reflect all adjustments that, in the opinion of management, are necessary to provide a fair presentation of the financial position, results of operations and cash flows for the dates and periods covered. All such adjustments are of normal and recurring nature. Interim period results are not necessarily indicative of results of operations or cash flows for a full-year period. The income statement and balance sheet as of and for the year ended December 31, 2005 have been derived from the audited financial statements at that date but do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in Statoil's financial statements for the year ended December 31, 2005. Certain reclassifications have been made to prior periods' figures to be consistent with the current period's classifications.

As of January 1, 2005, Statoil adopted Financial Accounting Standard Board (FASB) Staff Position FSP FAS 19-1, Accounting for Suspended Well Costs. Upon adoption of the FSP, the Company evaluated all existing capitalized exploratory well expenditures under the provisions of the FSP. The adoption did not have any effects on Statoil's Consolidated Statements of Income and financial position.

As of July 1, 2005 Statoil adopted FAS 153 Exchanges of Nonmonetary Assets. Before adoption of FAS 153 Statoil recognized some exchanges at book value. After the adoption of FAS 153 only exchanges which lack commercial substance will be recognized at book value. The pronouncement is only required to be recognized prospectively and therefore no cumulative effect is recognized.

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (FIN 47), which is effective for fiscal years ending after December 15, 2005. FIN 47 clarifies the requirement to record liabilities stemming from a legal obligation to retire assets, when a retirement depends on a future event. Statoil adopted FIN 47 in the fourth quarter of 2005. Application of the new interpretation resulted in an increase in net property, plant and equipment of NOK 35 million, an increase in accrued asset retirement obligation of NOK 95 million and a reduction in deferred tax of NOK 17 million. The increase represents the removal costs of retail stations. We consider that refining and processing plants that are not limited by an expected license period have indefinite lives and that there is no measurable asset retirement obligation. The implementation effect of NOK 43 million after tax is recorded as Operating expenses in the segment Other and eliminations.

As of January 1, 2006 Statoil adopted FAS 154 Accounting Changes and Error Corrections as a replacement of APB Opinion No. 20 and FASB Statement No. 3. APB 20 required that most voluntary changes in accounting principle should be recognized in net income of the period of the change. The recognized effect should be the cumulative effect of changing to the new accounting principle. FAS 154, on the other hand, in general requires retrospective application to prior periods' financial statements of changes in accounting principles. This Statement also requires that a change in depreciation, amortization or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle.

2. SHAREHOLDERS' EQUITY

For the period ended March 31, 2006 there have been the following changes in shareholders' equity:

(in NOK million)	Total shareholders' equity

Shareholders' equity January 1, 2006	106,644
Net income for the period	10,263
Treasury shares acquired	(21)
Value of Stock compensation plan	15
Foreign currency translation adjustment	(1,435)

Shareholders' equity March 31, 2006	115,466

The following sets forth Statoil's Comprehensive income for the periods shown:

	For the three months ended March 31,
(in NOK million)	2006	2005

Net income	10,263	6,773
Foreign currency translation adjustment	(1,435)	1,184
Derivatives designated as cash flow hedges	0	(228)

Comprehensive income	8,828	7,729

3. SEGMENTS

Statoil operates in four segments; Exploration and Production Norway, International Exploration and Production, Natural Gas and Manufacturing and Marketing.

Operating segments are determined based on differences in the nature of their operations, geographic location and internal management reporting. The composition of segments and measure of segment profit are consistent with that used by management in making strategic decisions.

The segment Other includes insurance costs of NOK 0.3 billion in the first quarter of 2006 due to extra insurance premiums and liabilities in the two mutual insurance companies, in which Statoil Forsikring participates. The corresponding figure for the first quarter of 2005 is 0.

Segment data for the three months ended March 31, 2006 and 2005 is presented below:

(in NOK million)	Exploration and Production Norway	International Exploration and Production	Natural Gas	Manufacturing and Marketing	Other and eliminations	Total

Three months ended March 31, 2006
Revenues third party (including Other income)	955	2,179	16,880	88,840	76	108,930
Revenues inter-segment	29,059	4,260	178	228	(33,725)	0
Income (loss) from equity investments	(12)	0	54	46	(1)	87

Total revenues	30,002	6,439	17,112	89,114	(33,650)	109,017

Income before financial items,
income taxes and minority interest	23,250	3,518	3,355	1,227	(373)	30,977
Imputed segment income taxes	(17,570)	(1,466)	(2,301)	(358)	0	(21,695)

Segment net income	5,680	2,052	1,054	869	(373)	9,282

Three months ended March 31, 2005
Revenues third party (including Other income)	472	1,320	9,987	71,139	(232)	82,686
Revenues inter-segment	21,654	1,836	160	(22)	(23,628)	0
Income (loss) from equity investments	26	0	68	362	(20)	436

Total revenues	22,152	3,156	10,215	71,479	(23,880)	83,122

Income before financial items,
income taxes and minority interest	16,472	1,627	1,555	1,937	(103)	21,488
Imputed segment income taxes	(12,397)	(509)	(1,094)	(411)	0	(14,411)

Segment net income	4,075	1,118	461	1,526	(103)	7,077

Borrowings are managed at a corporate level and financial items are not allocated to segments. Income tax is calculated on Income before financial items, income taxes and minority interest. Additionally, income tax benefit on segments with net losses is not recorded. As such, Imputed segment income tax and Segment net income can be reconciled to Income taxes and Net income per the Consolidated Statements of Income as follows:

	For the three months ended March 31,
(in NOK million)	2006	2005

Segment net income	9,282	7,077
Net financial items	1,633	(1,731)
Tax on financial items and other tax adjustments	(518)	1,577
Minority interest	(134)	(150)

Net income	10,263	6,773

Imputed segment income taxes	21,695	14,411
Tax on financial items and other tax adjustments	518	(1,577)

Income taxes	22,213	12,834

4. INVENTORIES

Inventories are valued at the lower of cost or market. Costs of crude oil held at refineries and the majority of refined products are determined under the last-in, first-out (LIFO) method. Certain inventories of crude oil, refined products and non-petroleum products are determined under the first-in, first-out (FIFO) method. There have been no liquidations of LIFO layers which resulted in a material impact to Net income for the reported periods.

	At March 31,	At March 31,	At December 31,
(in NOK million)	2006	2005	2005

Crude oil	5,953	2,879	4,383
Petroleum products	4,992	3,438	5,682
Other	1,322	1,176	1,124

Total - inventories valued on a FIFO basis	12,267	7,493	11,189
Excess of current cost over LIFO value	(3,125)	(1,736)	(2,820)

Total	9,142	5,757	8,369

5. EMPLOYEE RETIREMENT PLANS

	For the three months ended March 31,		For the year ended December 31,
(in NOK million)	2006	2005	2005

Benefits earned during the period	333	261	1,066
Interest cost on prior periods' benefit obligation	256	249	1,001
Expected return on plan assets	(285)	(278)	(1,094)
Amortization of loss	30	12	48
Amortization of prior service cost	9	10	37

Net periodic benefit cost (defined benefit plans)	343	254	1,058
Defined contribution plans/multi-employer plans	25	9	73

Total net pension cost for the period	368	263	1,131

6. FINANCIAL ITEMS

	For the three months ended March 31,
(in NOK million)	2006	2005

Interest and other financial income	465	293
Currency exchange adjustments, net	1,547	(2,582)
Interest and other financial expenses	(345)	53
Realized and unrealized gain (loss) on securities, net	(34)	505

Net financial items	1,633	(1,731)

In the first quarter of 2005 interest and other financial expenses were a gain of NOK 53 million. The main reason is a net income related to mark to market valuation of financial instruments due to interest and currency changes in the period.

7. COMMITMENTS AND CONTINGENT LIABILITIES

In 2004 Statoil, as an owner in BTC Co, entered into guarantee commitments for financing of the development of the BTC pipeline. At March 31, 2006 the maximum potential future amount of payment under these guarantee commitments amounts to USD 110 million (NOK 0.7 billion), and is subject to measurement requirements of FIN 45. The expected fair value of the guarantee has been recognized as a current liability in the Consolidated Balance Sheet and the cost has been recorded as other financial expenses.

Statoil Detaljhandel has issued guarantees amounting to a total of SEK 1.1 billion (NOK 0.9 billion), the main part of which relates to guarantee commitments to retailers. The liability recognized under FIN 45 in the Consolidated Balance Sheet related to these guarantee commitments is immaterial at period-end.

The price review of a long-term natural gas sales contract is currently in arbitration. Contractual price for a total volume of 1.7 billion cubic meters of gas delivered as of March 31, 2006 and for future deliveries under this contract may be positively or negatively affected by the arbitration verdict, the final outcome of which cannot be determined at this time.

The price review of a long-term natural gas sales contract was finalized by a verdict from the arbitration tribunal in April 2006. Statoil has accrued for the re-payment in the first quarter of 2006. The amount is not material to the Consolidated Financial Statements.

The Ministry of Energy and Petroleum in Venezuela has challenged the production level and the royalty rates of the Sincor joint venture. Effective as of June 24, 2005 Sincor has been charged and has paid an increased royalty rate of 30 per cent related to production exceeding 114,000 barrels a day. Statoil and our partner have filed an administrative appeal to annul the demand for such payments, and are communicating with the Ministry to find an overall solution for Sincor.

During the normal course of its business Statoil is involved in legal proceedings, and several other unresolved claims are currently outstanding. The ultimate liability in respect of such litigation and claims cannot be determined at this time. Statoil has provided in its accounts for these items based on the Company's best judgment. Statoil does not expect that neither the financial position, results of operations nor cash flows will be materially adversely affected by the resolution of these legal proceedings.

The Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim) has conducted an investigation concerning an agreement which Statoil entered into in 2002 with Horton Investments Ltd for consultancy services in Iran. On June 28, 2004 Økokrim informed Statoil that it had concluded that Statoil violated section 276c, first paragraph (b) of the Norwegian Penal Code, which became effective from July 4, 2003 and prohibits conferring on or offering to a middleman an improper advantage in return for exercising his influence with a decision-maker, without the decision-maker receiving any advantage, and imposed a penalty on Statoil of NOK 20 million. The Board of Statoil ASA decided on October 14, 2004 to accept the penalty without admitting or denying the charges by Økokrim.

The U.S. Securities and Exchange Commission (SEC) is also conducting a formal investigation into the Horton consultancy arrangement to determine if there have been any violations of U.S. federal securities laws, including the Foreign Corrupt Practices Act. The U.S. Department of Justice is conducting a criminal investigation of the Horton matter jointly with the Office of the United States Attorney for the Southern District of New York. The SEC Staff informed Statoil on September 24, 2004 that it is considering recommending that the SEC authorize a civil enforcement action in federal court against Statoil for violations of various U.S. federal securities laws, including the anti-bribery and books and records provisions of the Foreign Corrupt Practices Act. Statoil is continuing to provide information to the U.S. authorities to assist them in their ongoing investigations.

Iranian authorities have been carrying out inquiries into the matter. In April 2004 the Iranian Consultative Assembly initiated an official probe into allegations of corruption in connection with the Horton matter with Iran. The probe was finalized for the parliamentary session at the end of May 2004. It was reported in the international press that at such time no evidence of wrongdoing by the subjects of the probe in Iran had been revealed by the probe.

8. SUBSEQUENT EVENTS AND SIGNIFICANT BUSINESS DEVELOPMENTS

On March 8, 2006 Statoil entered into an agreement to acquire a 25 per cent share in the license 218 in Blocks 6706/10 and 6706/12 in the Norwegian Sea. As a result of the agreement, Statoil will increase its share to a 75 per cent interest in the license. Several discoveries have been made in this area, including the Luva discovery. The transaction is expected to be completed on May 30, 2006 and will then be recorded in the segment Exploration and Production Norway.

Assets held for sale and discontinuing operation
On January 31, 2006, Statoil ASA announced its decision to evaluate strategic options for its Irish downstream Retail and Commercial & Industrial business ("Statoil Ireland"), including a possible sale. This decision has resulted from a review of the Retail Business Portfolio and the intention to accelerate strategic commitment to Scandinavian and Eastern European markets. The nature and timing of any resulting transactions are uncertain, but are expected to occur during 2006.

The result of the operations held for sale is treated as discontinued operations for all periods presented. The net result is insignificant and is included in Selling, general and administrative expenses. Revenues are reduced by NOK 1.9, NOK 1.3 and NOK 5.9 billion in the first quarter 2006, first quarter 2005 and year end 2005, respectively.

All assets held for sale are included in the Prepaid expenses and other current assets caption in the Consolidated Balance Sheet, and amounts to NOK 2.0, NOK 2.1 and NOK 1.9 billion as at March 31, 2006, March 31, 2005, and December 31, 2005, respectively.

All liabilities held for sale are included in the accrued liabilities caption in the Consolidated Balance Sheet, and amounts to NOK 1.1, NOK 0.9 and NOK 0.9 billion as at March 31, 2006, March 31, 2005, and December 31, 2005, respectively.

9. RECONCILIATION BETWEEN USGAAP AND NGAAP

	For the three months ended March 31,		For the year ended December 31,
(in NOK million)	2006	2005	2005

Net income for the period per USGAAP	10,263	6,773	30,730

a) Inventory adjustment, from LIFO to FIFO, before tax	305	446	1,530
b) Other adjustments, before tax	(146)	(257)	163
c) Tax impact of the above adjustments and other tax adjustments	(57)	(83)	(414)

Net income for the period per NGAAP	10,365	6,879	32,009

	At March 31,	At March 31,	At December 31,
(in NOK million)	2006	2005	2005

Shareholders' equity per USGAAP	115,466	92,736	106,644
Minority interests per USGAAP	1,458	1,611	1,492

a) Inventory adjustment, from LIFO to FIFO, before tax	3,125	1,736	2,820
b) Other adjustments, before tax	(390)	(663)	(224)
c) Tax impact of the above adjustments and other tax adjustments	(834)	(459)	(797)
d) Other comprehensive income: Deferred changes in minimum pension obligations and derivatives (after tax)	250	456	253
e) Accrued dividends payable	(17,756)	(11,481)	(17,756)

Shareholders' equity per NGAAP	101,319	83,936	92,432

a) Per NGAAP the inventories are valued using the FIFO principle. Under USGAAP the inventory is partly valued using LIFO.

b) Other adjustments are mainly unrealized gains on non-exchange traded (OTC) derivatives and increased costs due to different discount rates for calculation of pension costs.

c) Changes in deferred tax expense and deferred tax liability primarily consist of taxes on the above adjustments.

d) Other comprehensive income includes certain gains and losses related to pensions and unrealized derivative hedge positions which have been deferred and reflected directly in equity under USGAAP.

e) Per NGAAP dividends relating to current year's net income are reflected as a liability as of year-end. Under USGAAP dividends are not accrued until approved by the shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: May 8, 2006	By:	/s/ Eldar Sætre Eldar Sætre Chief Financial Officer

PRESS RELEASE:

CONTINUED GROWTH AND STRONG RETURNS

Statoil's net income in the first quarter of 2006 amounted to NOK 10.3 billion, compared to NOK 6.8 billion in the first quarter of 2005. This is the group's best quarterly result ever.

"A high level of production and strong oil and gas prices have contributed to this strong quarterly result," says chief executive Helge Lund.
He is pleased that the group is continuing to show solid growth in production:

”Production in the first quarter totalled 1,237,000 barrels of oil equivalent per day, an increase of four per cent compared with the first quarter of 2005. This is in spite of the fact that we in this quarter for the first time have seen a noticeable reduction in entitlement production from our international fields under production sharing agreements due to the high oil and gas prices,” says Mr Lund.

The 52 per cent increase in net income from the first quarter of 2005 to the first quarter of 2006 was mainly due to:

  A 39 per cent increase in the average realised oil price measured in NOK
  A 53 per cent increase in natural gas prices measured in NOK
  A 4 percent increase in lifted volumes of oil and gas

"In this quarter, we have achieved encouraging results on the Norwegian continental shelf," says Mr Lund. "We were awarded five licences in attractive exploration acreage in the 19th offshore licensing round. In February, we could announce that recoverable reserves in the Kvitebjørn field in the North Sea were increased by 50 per cent compared to the field's Plan for development and operation (PDO). In addition, we have made new discoveries. We have also increased our interest in the Luva find and thereby strengthened our strategic position as an operator in the Norwegian Sea.

"At the same time, our international business is set to have record-high exploration activity. In the first quarter, we strengthened our position in the Gulf of Mexico through agreements to participate in three new exploration licences."

Strong return on average capital employed after tax
Return on average capital employed after tax (ROACE)* for the 12 months ended 31 March 2006 was 29.5 per cent, compared to 24.6 per cent for the 12 months ended 31 March 2005. This increase was mainly due to higher oil and gas prices and continued production growth. Normalised ROACE* for the 12 months ended 31 March 2006 was 10.7 per cent, compared to 12.4 per cent for the corresponding period in 2005. The reason for the change in normalised ROACE was mainly increased investments. ROACE and normalised ROACE are defined as non-GAAP financial measures*.

Earnings per share up
In the first quarter of 2006, earnings per share were NOK 4.74 (USD 0.72) compared to NOK 3.13 (USD 0.49) in the first quarter of 2005.

Increased income before financial items, income taxes and minority interest
Income before financial items, income taxes and minority interest in the first quarter of 2006 was NOK 31.0 billion compared to NOK 21.5 billion in the first quarter of 2005. The increase was mainly due to a 39 per cent increase in the average oil price and a 53 per cent increase in gas prices measured in NOK, a 4 per cent increase in oil and gas liftings, and an increase in other income of NOK 0.5 billion, mainly due to proceeds from sales of assets. The increase in income before financial items, income taxes and minority interest was partly offset by increased expenses, mainly related to higher activity.

US GAAP income		First quarter		Full year
statement	2006	2005		2005
(in millions)	NOK	NOK	Change	NOK

Sales	108,397	82,648	31%	384,653
Equity in net income of affiliates	87	436	(80%)	1,090
Other income	533	38	1,303%	1,668

Total revenues	109,017	83,122	31%	387,411

Cost of goods sold	61,142	48,008	27%	230,721
Operating expenses	8,318	7,197	16%	30,243
Selling, general and administrative expenses	2,123	1,434	48%	7,189
Depreciation, depletion and amortisation	5,391	4,471	21%	20,962
Exploration expenses	1,066	524	103%	3,253

Total expenses before financial items	78,040	61,634	27%	292,368

Income before financial items, income taxes and minority interest	30,977	21,488	44%	95,043

Net financial items	1,633	(1,731)	194%	(3,512)

Income before income taxes and minority interest	32,610	19,757	65%	91,531

Income taxes	(22,213)	(12,834)	73%	(60,036)
Minority interest	(134)	(150)	(11%)	(765)

Net income	10,263	6,773	52%	30,730

		First quarter		Full year
Income before financial items, income taxes and minority	2006	2005		2005
interest for the segments (in millions)	NOK	NOK	Change	NOK

E&P Norway	23,250	16,472	41%	74,132
International E&P	3,518	1,627	116%	8,364
Natural Gas	3,355	1,555	116%	5,901
Manufacturing & Marketing	1,227	1,937	(37%)	7,593
Other	(373)	(103)	(262%)	(947)

Income before financial items, income taxes and minority interest	30,977	21,488	44%	95,043

Financial data

		First quarter		Full year
	2006	2005		2005
	NOK	NOK	Change	NOK

Weighted average number of ordinary shares outstanding	2,165,317,480	2,166,032,462		2,165,740,054
Earnings per share	4.74	3.13	52%	14.19
ROACE (last 12 months)*	29.5%	24.6%		27.6%
ROACE (last 12 months normalised)*	10.7%	12.4%		11.7%
Cash flows provided by operating activities (billion)	18.4	18.5	0%	56.3
Gross investments (billion)	9.6	6.8	41%	46.2
Net debt to capital employed ratio	6.2%	14.8%		15.1%

Operational data

		First quarter		Full year
	2006	2005	Change	2005

Average oil price (USD/bbl)	60.9	46.6	31%	53.6
NOK/USD average daily exchange rate	6.67	6.28	6%	6.45
Average oil price (NOK/bbl)*	406	293	39%	345
Gas prices (NOK/scm)	2.02	1.32	53%	1.45
Refining margin, FCC (USD/boe)*	5.8	5.0	16%	7.9
Total oil and gas production (1,000 boe/day)*	1,237	1,189	4%	1,169
Total oil and gas liftings (1,000 boe/day)*	1,232	1,189	4%	1,166
Production (lifting) cost (NOK/boe, last 12 months)	22.9	22.6	1%	22.2
Production (lifting) cost normalised (NOK/boe, last 12 months)*	23.0	22.7	1%	22.3

Higher oil and gas production

Total oil and gas production in the first quarter of 2006 was 1,237,000 barrels of oil equivalent (boe) per day, compared to 1,189,000 boe per day in the first quarter of 2005, an increase of 4 percent. The increase in oil and gas production is mainly due to new fields coming on stream.

Statoil's oil and gas production target for 2007 is based on an oil price of 30 USD per barrel (bbl) in the period 2005-2007. At current oil prices (USD 60 per bbl), the group's estimated loss of entitlement production under production sharing agreements (PSA effects) for the first quarter of 2006 was approximately 15,000 barrels per day*.

Total oil and gas liftings in the first quarter of 2006 were 1,232,000 boe per day, compared to 1,189,000 boe per day in the same period of 2005. This implies a small underlift in the first quarter of 2006.

Increased exploration activity
Exploration expenditure in the first quarter of 2006 was NOK 1.7 billion, compared to NOK 0.7 billion in the first quarter of 2005. The increase in exploration expenditure was mainly due to an increase in the exploration activity and generally more expensive wells.

Exploration expenditure reflects the period's exploration activities. Exploration expenses for the period consist of exploration expenditure adjusted for the period's change in capitalised exploration expenditure. Exploration expenses in the first quarter of 2006 amounted to NOK 1.1 billion, compared to NOK 0.5 billion in the first quarter of 2005. The increase in exploration expenses of NOK 0.5 billion is mainly due to increased exploration expenditure.

		First quarter		Full year
Exploration	2006	2005		2005
(in millions)	NOK	NOK	Change	NOK

Exploration expenditure (activity)	1,655	730	127%	4,337
Expensed, previously capitalised exploration expenditure	74	26	185%	158
Capitalised share of current period's exploration activity	(663)	(232)	(186%)	(1,242)

Exploration expenses	1,066	524	103%	3,253

A total of six exploration and appraisal wells were completed in the first quarter of 2006, three on the Norwegian continental shelf (NCS) and three internationally. Of these wells, four resulted in discoveries. The number of exploration wells completed in the first quarter of 2005 was five. Two exploration extensions on the NCS were also completed in the first quarter of 2006, of which one exploration extension resulted in a discovery.

Production cost per boe was NOK 22.9 for the 12 months ended 31 March 2006, compared to NOK 22.6 for the 12 months ended 31 March 2005*.

Normalised at a NOK/USD exchange rate of 6.75 and adjusted for the estimated volume reduction due to PSA effects, the production cost for the 12 months ended 31 March 2006 was NOK 23.0 per boe, compared to NOK 22.7 per boe for the 12 months ended 31 March 2005*.

Our 2007 target for production cost per boe is based on an oil price of 30 USD per bbl in the period 2005-2007. At current oil prices (USD 60 per bbl), the PSA effect on production unit cost for the first quarter of 2006 was approximately NOK 0.1*.

The production unit cost, both actual and normalised, has increased slightly, mainly due to a relatively higher international production, which on average has a higher production cost per boe than our production at the NCS.

Net financial items amounted to an income of NOK 1.6 billion in the first quarter of 2006 compared to an expense of NOK 1.7 billion in the first quarter of 2005.

The increase was mainly caused by currency gains, due to a strengthening of the NOK in relation to the USD in the first quarter of 2006, compared to currency losses due to weakening of the NOK in relation to the USD in the first quarter of 2005. Most of the currency effects relate to Statoil's short-term NOK hedging policy and unrealised effects on long-term USD debt.

Exchange rates	31.03.2006	31.12.2005	31.03.2005	31.12.2004

NOK/USD	6.58	6.77	6.33	6.04

Income taxes in the first quarter of 2006 were NOK 22.2 billion, with a corresponding tax rate of 68.1 per cent. Income taxes in the first quarter of 2005 were NOK 12.8 billion, equivalent to a tax rate of 65.0 per cent.

The tax rate increased in the first quarter of 2006 compared with the first quarter of 2005, mainly due to relatively lower effect of income generated outside the Norwegian Continental Shelf (NCS) and uplift. The tax rate on the income generated on the NCS is generally higher than the tax rate on income generated in other tax regimes. The uplift reduces the basis on which the tax on the NCS is calculated, but at high income generated by high oil prices the relative effect of the uplift is reduced. The effect of these factors was somewhat offset by the positive impact from changes in net financial items.

Positive development of HSE indicators
The frequency of serious incidents was reduced in the first quarter of 2006 compared to the first quarter of 2005. Overall Statoil's HSE-indicators are on the same level as in the corresponding period in 2005.

"Our goal for health, safety and the environment is zero harm. We strive to achieve this through the safe behaviour programme, a large-scale safety training programme, and through cooperation with our suppliers and strong involvement by management. Only continuous and long-term efforts will bring us closer to our goal," says Mr Lund.

	First quarter		Year
HSE	2006	2005	2005

Total recordable injury frequency	5.6	5.4	5.1
Serious incident frequency	2.1	3.1	2.3
Unintentional oil spills (number)	78	97	534
Unintentional oil spills (volume, scm)	11	22	442

* See end notes in the complete quarterly report.

Important events
Recent important events include the following:

  Estimated recoverable reserves in the Statoil-operated Kvitebjørn field in the North Sea have been increased by 50 per cent compared to the estimate in the plan for development and operation (PDO).
  On 16 February the Norwegian Storting (Parliament) approved the plan for development and operation (PDO) of the Statoil-operated Tyrihans field in the Norwegian Sea.
  Statoil was awarded holdings in five licences and supplementary acreage, including three operatorships, in the 19th licensing round published 31 March. Four of the awards are in the Barents Sea and one in the Norwegian Sea.
  On 8 March Statoil signed an agreement to purchase BP's 25 per cent interest in licence 218 in blocks 6706/10 and 6706/12 in the Norwegian Sea, bringing its total equity share in the license up to 75 per cent. This acquisition includes the Luva gas find. Norwegian authorities have approved Statoil as the new operator for the licence.
  Statoil has signed participation agreements for exploration drilling on three new prospects in the Gulf of Mexico. The signing of these agreements was announced during the first quarter of 2006.
  A settlement has been reached with the Venezuelan state oil company PetrÛleos de Venezuela SA (PdVSA) for Statoil's 27 per cent share in the LL652 oil field in Lake Maracaibo. The agreement with PdVSA means that Statoil will no longer have a holding in this field. In 2005 Statoil's entitlement production from LL652 was 900 boe per day.
  On 31 January Statoil announced its decision to evaluate strategic options for its Irish downstream Retail and Commercial & Industrial business ("Statoil Ireland"), including a possible sale.
  In the first quarter Statoil and Shell launched a joint initiative to work towards developing the world's largest project using carbon dioxide (CO2) for enhanced oil recovery in the Halten-Nordland area on the NCS.

Further information from:

Investor relations
Lars Troen Sørensen, senior vice president investor relations,
+ 47 90 64 91 44 (mobile), +47 51 99 77 90 (office)

Press
cOla Morten Aanestad, vice president media relations,
+47 48 08 02 12 (mobile) +47 51 99 13 77 (office)

GROUP BALANCE SHEET

	At 31 March, 2006	At 31 March, 2005	Change	At 31 March, 2006
(In millions)	NOK	NOK	%	USD*

Current assets	110,432	80,655	36.92	16,870
Non current assets	213,063	185,879	14.62	32,549
Total assets	323,495	266,534	21.37	49,419
Current liabilities	(103,074)	(72,571)	42.03	(15,746)
Long-term debt and long-term provisions	(103,497)	(99,616)	3.90	(15,811)
Equity including minority interest	(116,924)	(94,347)	23.93	(17,862)
Total liabilities and shareholders' equity	(323,495)	(266,534)	21.37	(49,419)

* Translated into US dollar at the rate of NOK 6.5460 to USD 1, the Federal Reserve noon buying rate in the City of New York on 31 March 2006.